Exhibit 99.2

Alpha Technology Group Limited

(the “Company”)

PROXY CARD

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF THE COMPANY FOR AN EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS OF THE COMPANY TO BE HELD ON FEBRUARY 15, 2024

The undersigned shareholder of the Company, hereby acknowledges receipt of the notice of an Extraordinary General Meeting of the Company (the “Meeting”) (the “Notice”) and the proxy statement, each dated January 12, 2024, and hereby appoints _______________________ (insert name) or, if no person is otherwise specified, the chairman of the Meeting, as proxy (the “Proxy”), with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on February 15, 2024, at 12 a.m. Eastern time, or 1 p.m. Hong Kong Time, in person at 22/F, Euro Trade Centre, 13-14 Connaught Road Central, Central, Hong Kong, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy if no direction is given and upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the proxy statement furnished herewith.

This proxy card (“Proxy Card”) must be signed by the person registered in the register of members of the Company at the close of business on January 11, 2024 (Eastern Time). In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If the chairman of the Meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the proposals.

January 23, 2024

THE BOARD RECOMMENDS A VOTE FOR

ALL THE PROPOSALS.

Proposal I: By the affirmative vote in excess of 50% of the issued and outstanding shares present and entitled to vote at the Meeting:

To approve and adopt the 2024 Equity Incentive Plan.

___ FOR	___ AGAINST	___ ABSTAIN

Proposal II: By the affirmative vote in excess of 50% of the issued and outstanding shares present and entitled to vote at the Meeting:

To adjourn the Meeting to a later date or dates or indefinitely, if necessary, either: (i) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are insufficient ordinary shares in the capital of the Company represented (either in person, virtually or by proxy) to constitute a quorum necessary to approve the 2024 Equity Incentive Plan, or (ii) the board of directors determines before the Meeting that it is not necessary or no longer desirable to proceed with the other proposal.

___ FOR	___ AGAINST	___ ABSTAIN

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.transhare.com, click on Vote Your Proxy

TO VOTE BY EMAIL: Please email Anna Kotlova at Akotlova@bizsolaconsulting.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date, and mail to

Anna Kotlova

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

To vote in person at the meeting: You can attend the Meeting and vote in person. However, if your shares are held in the name of your broker, bank or other nominee, you will need to obtain a proxy form from the institution that holds your shares indicating that you were the beneficial owner of the Company’s ordinary shares on the record date for voting at the Meeting.

IMPORTANT: For this Proxy to be valid, the duly completed and signed Proxy Card must be received before the time appointed for holding the Meeting or any adjournment of the Meeting.

Please date this Proxy Card and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity. Executors, administrators, trustees, guardians, and others signing in a representative capacity should give their full titles.

Dated:
Shareholder Name:
Signature of Shareholder:
Signature of Joint Shareholder: